SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)(1)

                               (Amendment No. 1)(2)
                      ------------------------------------

                            PATHOGENESIS CORPORATION
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   70321E104
               --------------------------------------------------
                                 (CUSIP Number)

                              Stephen H. Kay, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                                551 Fifth Avenue
                            New York, New York 10176
                                 (212) 661-6500

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                  May 10, 1999
                      ------------------------------------
            (Date of event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g),
check the following box |_|


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(2) This amendment amends and restates the Statement originally filed by Fred Wilpon on September 3, 1998 and amends and restates information from the Statement on Schedule 13G originally filed by Marvin B. Tepper on September 3, 1998 and the Statement on Schedule 13G originally filed by Saul B. Katz on September 3, 1998 with the Securities and Exchange Commission.


                               Page 1 of 14 Pages

CUSIP No. 70321E04               13D

================================================================================
 1 | Name of Reporting Person/
   | I.R.S. Identification No. of Above Person
   | Fred Wilpon
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
   |                                                                     (b) |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds (See Instructions)
   | 00
--------------------------------------------------------------------------------
 5 | Check if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization
   | USA
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power         53,982 (all 53,982
                    |    |                              shares underlying
                    |    |                              exercisable options)
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power       819,000
    Beneficially    |    |
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power    53,982 (all 53,982
      Reporting     |    |                              shares underlying
       Person       |    |                              exercisable options)
        With        |-----------------------------------------------------------
                    | 10 |    Shared Dispositive Power  819,000
                    |    |
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                                                      872,982
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares  |_|
   | (See Instructions)
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                          5.3%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person
   | IN
================================================================================


                               Page 2 of 14 Pages

CUSIP No. 70321E04               13D

================================================================================
 1 | Name of Reporting Person/
   | I.R.S. Identification No. of Above Person
   | Marvin B. Tepper
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
   |                                                                     (b) |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds (See Instructions)
   | 00
--------------------------------------------------------------------------------
 5 | Check if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization
   | USA
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power         47,732 (all 47,732
                    |    |                              shares underlying
                    |    |                              exercisable options)
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power       800,000
    Beneficially    |    |
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power    47,732 (all 47,732
      Reporting     |    |    exercisable options)      shares underlying
       Person       |    |                              exercisable options)
        With        |-----------------------------------------------------------
                    | 10 |    Shared Dispositive Power  800,000
                    |    |
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                                                      847,732
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares  |_|
   | (See Instructions)
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                          5.2%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person
   | IN
================================================================================


                               Page 3 of 14 Pages

CUSIP No. 70321E04               13D

================================================================================
 1 | Name of Reporting Person/
   | I.R.S. Identification No. of Above Person
   | Saul B. Katz
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
   |                                                                     (b) |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds (See Instructions)
   | 00
--------------------------------------------------------------------------------
 5 | Check if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization
   | Delaware
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power         40,000
                    |    |
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power       815,000
    Beneficially    |    |
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power    40,000
      Reporting     |    |
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power  815,000
                    |    |
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                                                      855,000
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares  |X|
   | (See Instructions) (Excludes 30,000 shares held by Mr. Katz' adult
   | children in a partnership.)
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                          5.2%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person
   | IN
================================================================================


                               Page 4 of 14 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                            PATHOGENESIS CORPORATION


Introductory Statement

         This Amendment No. 1 (this "Amendment") to the Statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.001 per share (the "Common Stock"), of PathoGenesis Corporation, a Delaware corporation (the "Company"). This Amendment amends and restates the Statement originally filed by Fred Wilpon on September 3, 1998 and amends and restates information from the Statement on Schedule 13G originally filed by Marvin B. Tepper on September 3, 1998 and the Statement on Schedule 13G originally filed by Saul B. Katz (together with Fred Wilpon and Marvin Tepper, the "Reporting Persons") on September 3, 1998 with the Securities and Exchange Commission ("SEC").

         In May 1999, the Reporting Persons elected to jointly file this Amendment with respect to their respective beneficial ownership of shares of Common Stock of the Company.

Item 1.   Security and Issuer.

          The title of the class of equity securities to which this Statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at 201 Elliott Avenue West, Seattle, Washington 98119.

Item 2. Identity and Background.

          This Statement is being filed by the following:


                               Page 5 of 14 Pages

          (a) Fred Wilpon, a citizen of the United States with a business address of c/o Sterling PathoGenesis Company, 575 Fifth Avenue, New York, New York 10017. Mr. Wilpon is President and Chief Executive Officer of the New York Mets baseball team, co-founder of and Chairman of the Board of Sterling Equities, Inc. (real estate developer), 575 Fifth Avenue, New York, New York 10017 ("Sterling Equities"), and co-founder of and Director of the Company.

          (b) Marvin B. Tepper, a citizen of the United States with a business address of c/o Sterling PathoGenesis Company, 575 Fifth Avenue, New York, New York 10017. Mr. Tepper is Executive Vice President of Sterling Equities, and co-founder of and Secretary of the Company.

          (c) Saul B. Katz, a citizen of the United States with a business address of c/o Sterling PathoGenesis Company, 575 Fifth Avenue, New York, New York 10017. Mr. Katz is President of Sterling Equities.

          During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          800,000 shares of Common Stock are held by Sterling PathoGenesis Company ("Sterling"), of which Mr. Wilpon is managing partner and Messrs. Tepper and Katz are partners, and were purchased with funds from Sterling; 9,000 shares are held jointly by Mr. Wilpon and his spouse and were purchased with personal funds; 10,000 shares are held jointly by Mr. Wilpon and Mr. Katz and were purchased with personal funds; 40,000 shares are held by Mr. Katz and were purchased with personal funds; and 5,000 shares are held jointly by Mr. Katz and his spouse and were purchased with personal funds. Mr. Wilpon was granted stock options for 53,982 shares of Common Stock issuable upon the exercise of such options


                               Page 6 of 14 Pages
and Mr. Tepper was granted stock options for 47,732 shares of Common Stock issuable upon the exercise of such options.

Item 4.   Purpose of Transaction.

          The Reporting Persons purchased the Common Stock for investment.

          The Reporting Persons intend to continuously review their respective investments in the Company, and may in the future determine to (i) acquire additional securities of the Company, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Company owned by them, (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4 or (iv) otherwise change their investment intent. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the Company's financial condition, business, operations and prospects, other developments concerning the Company, other business opportunities available to the Reporting Persons, other developments with respect to the business of the Reporting Persons, general economic and industry conditions and money and securities market conditions, including the market price of the securities of the Company.

          Other than as described herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company;


                               Page 7 of 14 Pages

(e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

          In addition, Mr. Tepper is the Secretary and Mr. Wilpon is a director of the Company. In such capacities, Mr. Tepper may review or have other participation in, and Mr. Wilpon may review and vote or otherwise exercise decision-making authority with respect to, potential corporate actions which may include actions of the type listed above.

Item 5. Interest in Securities of the Issuer.

                  (a) The equity securities to which this statement relates consists of 965,714 shares of Common Stock, including (i) 800,000 shares of Common Stock owned by Sterling (ii) 9,000 shares of Common Stock owned jointly by Mr. Wilpon and his spouse, (iii) 10,000 shares of Common Stock owned jointly by Mr. Wilpon and Mr. Katz, (iv) 40,000 shares of Common Stock owned by Mr. Katz, (v) 5,000 shares owned jointly by Mr. Katz and his spouse, (vi) 53,982 shares of Common Stock issuable upon the exercise of stock options held by Mr. Wilpon at exercise prices ranging between $12.00 and $37.125 per share and (vii) 47,732 shares of Common Stock issuable upon the exercise of stock options held by Mr. Tepper at exercise prices ranging between $12.00 and $37.125 per share. These equity securities represent approximately 5.9% of the outstanding shares of Common Stock of the Company. Such stock options are currently exercisable and expire on dates ranging between July 6, 2000 and June 3, 2008.

                               Page 8 of 14 Pages

          The Reporting Persons disclaim beneficial ownership of the 800,000 shares held by Sterling, except to the extent of each of their pecuniary interests. Each of Mr. Wilpon and Mr. Katz disclaims beneficial ownership of the 10,000 shares held jointly by them, except to the extent of each of their pecuniary interests. Certain other partners in Sterling hold securities of the Company outside of Sterling.

                  (b) Mr. Wilpon has the sole power to vote and dispose of the 53,982 shares of Common Stock underlying his stock options upon exercise of such options and acquisition of such shares, shared power to vote and dispose of the 800,000 shares of Common Stock held by Sterling, shared power to vote and dispose of the 9,000 shares of Common Stock held jointly with his spouse and shared power to vote and dispose of the 10,000 shares of Common Stock held jointly with Mr. Katz.

                      Mr. Tepper has the sole power to vote and dispose of the 47,732 shares of Common Stock underlying his stock options upon exercise of such options and acquisition of such shares and shared power to vote and dispose of the 800,000 shares of Common Stock held by Sterling.

                      Mr. Katz has the sole power to vote and dispose of the 40,000 shares of Common Stock held by him, shared power to vote and dispose of the 800,000 shares of Common Stock held by Sterling, shared power to vote and dispose of the 5,000 shares of Common Stock held jointly with his spouse and shared power to vote and dispose of the 10,000 shares of Common Stock held jointly with Mr. Wilpon.

                  (c) During the 120 days preceding the filing of this report, no transactions involving Common Stock were effected by the Reporting Persons.

                  (d) Sterling has the right to receive proceeds from the sale of any of the 800,000 shares of Common Stock held by Sterling; Mr. Wilpon's spouse has the right to receive proceeds from the sale of any of the 9,000 shares of Common Stock held jointly with Mr. Wilpon; Mr. Katz' spouse has the right to receive proceeds from the sale of any of the 5,000 shares of Common Stock held jointly with Mr. Katz, and each of Mr. Wilpon and Mr. Katz has the right to receive proceeds from the sale of any of the 10,000 shares of Common Stock held jointly by them.


                               Page 9 of 14 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Reference is made to the Agreement of Joint Filing, a copy of which is filed hereto as Exhibit 1; the 1997 Stock Option Plan, a copy of which is incorporated by reference to the Company's Schedule 14A (Annex A) filed with the SEC on April 29, 1997; the 1996 Stock Option Plan for Non-Employee Directors, a copy of which is incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (Exhibit 4.3); and the 1992 Stock Option Plan, a copy of which is incorporated by reference to the Company's Registration Statement on Form S-1, File No. 33-97070 (Exhibit 3.1).

Item 7. Materials to be Filed as Exhibits.

          Exhibit No.                        Exhibit

                1. Agreement of Joint Filing, a copy of which is filed hereto as Exhibit 1.

                2. The 1997 Stock Option Plan, a copy of which is incorporated by reference to the Company's Schedule 14A (Annex A) filed with the SEC on April 29, 1997.

                3. The 1996 Stock Option Plan for Non-Employee Directors, a copy of which is incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (Exhibit 4.3).

                4. The 1992 Stock Option Plan, a copy of which is incorporated by reference to the Company's
                                    Registration Statement on Form S-1,
                                    File No. 33-97070 (Exhibit 3.1).





                               Page 10 of 14 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: May 10, 1999



                                     /s/ Fred Wilpon
                                   -------------------------------
                                   Fred Wilpon




                               Page 11 of 14 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: May 10, 1999



                                  /s/ Marvin B. Tepper
                                -----------------------------
                                Marvin B. Tepper



                               Page 12 of 14 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: May 10, 1999



                                    /s/ Saul B. Katz
                                  -----------------------------------
                                  Saul B. Katz


                               Page 13 of 14 Pages

                                                                      EXHIBIT 1

                            AGREEMENT OF JOINT FILING

          Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby consent to the joint filing of Amendment No. 1 to the Statement on Schedule 13D on their behalf and to the joint filing of any single amended statements on Schedule 13D thereto with respect to the ownership by each of the undersigned of shares of Common Stock of the Company. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: as of May 10, 1999


                                                /s/ Fred Wilpon
                                               ------------------------
                                               Fred Wilpon


                                                /s/ Marvin B. Tepper
                                               ------------------------
                                               Marvin B. Tepper


                                                /s/ Saul B. Katz
                                               ------------------------
                                               Saul B. Katz



                               Page 14 of 14 Pages